

March 10, 2011

Gerald J. Stubenhofer, Jr.
Senior Vice President, Chief Legal Officer and Secretary
GNC Acquisition Holdings Inc.
300 Sixth Avenue
Pittsburgh, Pennsylvania 15222

> **Re: GNC Acquisition Holdings Inc.**
> **Amendment No. 4 to Registration Statement on Form S-1**
> **Filed March 9, 2011**
> **File No. 333-169618**

Dear Mr. Stubenhofer:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please provide pro forma financial information required by Article 11 of Regulation S-X in a separate section of the prospectus. The pro forma financial information should consist of a pro forma condensed balance sheet, pro forma condensed statements of operations and accompanying explanatory notes. Where a limited number of pro forma adjustments are required and those adjustments are easily understood, a narrative description of the pro forma effects of the transactions may be furnished in lieu of the pro forma condensed balance sheet and pro forma condensed statements of operations. In any event, the pro forma financial information should be accompanied by an introductory paragraph which briefly sets forth a description of the transactions and the periods for which the pro forma information is presented, and include disclosures which clearly explain the assumptions involved. For example, you should: (i) disclose the interest rate and effective tax rate used in the pro forma computations (ii) provide a sensitivity analysis of the effect on income of a 1/8 percent variance in interest rates if actual rates

can vary from those depicted; and (iii) provide transparent disclosure of pro forma earnings per share computations.

Prospectus Summary, page 1

Recent Developments, page 7

2. Please specify, here and throughout the prospectus, whether proceeds from the Term Loan Facility or from the Revolving Credit Facility were used to refinance Centers's former indebtedness, to pay the $185 million dividend and to make the $85 million loan.

3. Please clarify whether proceeds from the Senior Credit Facility, alone, were sufficient to refinance Centers's former indebtedness. We note that the disclosure that Centers also used cash on hand to refinance its existing indebtedness implies that such proceeds, alone, were insufficient. If such proceeds, alone, were insufficient, then please revise the disclosure that Centers used "the remaining proceeds" to pay the $185 million dividend and to make the $85 million loan.

Dividend Policy, page 39

4. Please clarify, if correct, that exceptions to payment of cash dividends similar to those available under the Old Senior Credit Facility are available under the Senior Credit Facility and were relied upon by Centers to pay the $185 million dividend.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 47

Determination of the Fair Value of our Class A Common Stock on Grant Date, page 49

5. We reviewed your response to comment two in our letter dated March 2, 2011 and the revisions to your disclosure. Please disclose the fair value of the Class A common stock on each grant date.

Certain Relationships and Related Transactions, page 144

Credit Facilities, page 144

6. We note the disclosure in "Use of Proceeds" that a portion of the proceeds from the offering will be contributed to Centers to repay outstanding borrowings under the Term Loan Facility. Please disclose the portion of the $120 million of borrowings from funds affiliated with Ares that will be repaid in connection with such repayment. Please also disclose the amount of interest that will be paid to such funds as part of such repayment.

Description of Certain Debt, page 155

Senior Credit Facility, page 155

Covenants, page 155

7. Please disclose how the senior secured debt ratio is calculated under the Senior Credit Facility. Please also include, in the risk factor on page 19 discussing such ratio, a cross-reference to the disclosure in this section regarding how such ratio is calculated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Anthony Watson, Staff Accountant, at (202) 551-3318 or William Thompson, Accounting Branch Chief, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427, Brigitte Lippmann, Special Counsel, at (202) 551-3713 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Brigitte Lippmann   for

H. Christopher Owings
Assistant Director

cc: Philippa M. Bond
        Proskauer Rose LLP